McCormick Capital Management, Inc.



January 02, 2008					[GRPHIC OMITTED]

Not if But When...

Dear Shareholders,

2007 did not produce the double digit returns I had expected but I'm steadfastly holding to our table pounding opinion that the potential returns from the stock market are significant. Last year stock market returns were characterized by extreme volatility. At one point in July, your Growth & Income Fund was up 14% yet one month later the Fund was in negative territory. After a few more ups and downs, the Growth & Income Fund ended the 2007 calendar year up 5.72%. That was fractionally better than the S&P 500 index, up 5.61%.

The main "problem" for the stock market in 2007 was the very rapid deterioration of prices in residential real estate and the resulting significant number of mortgage defaults. The banking industry and other financial institutions have suffered greatly with one of the best examples being our Northwest based Washington Mutual whose stock has declined from $45 to $13 per share.

Other problems include the declining dollar, oil near $100 per barrel and a continuation of the Middle East geopolitical nightmare. It is actually amazing that the market did not decline more and end the year on a negative note. I believe that the reason the stock market reaction was not more negative is that mortgage problems aside, the U.S. economy and perhaps more importantly, world economies are doing exceptionally well. The stock market is statistically cheap and corporate balance sheets and cash flows are positive. Additionally, our Federal Reserve system will continue to cut interest rates until we achieve some stability in the housing industry.

2007 was the fifth year in a row with positive returns and I believe that 2008 will be the sixth. Because of the optimism cited above, it is not a question of "if" we are going to make money, but just when the payoff will be. For those of you who split your assets between stocks and bonds, I would advise a larger than average allocation toward stocks to profit from what I believe will be double digit returns in the New Year.

Bond Fund/ Interest Rates

We manage our bond Income Fund first to preserve capital, and second to earn a reasonable return consistent with the first objective. We did preserve the capital but the rate of return of 3.64% was disappointing and does not compare favorably with the Lehman Brothers Aggregate bond index; up 6.95% for the year.

As contagion from the subprime mortgage turmoil has taken its toll on both the stock and bond markets, we look forward to 2008 and hope to put behind us many of the current investment problems.



Warm Regards,					NAV Value as of 12/31/07:

/s/ Dick McCormick				Elite Income Fund - $9.65
						Growth & Income Fund - $17.96
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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